Ecopetrol announces the completion of the transaction with Repsol to acquire 45% of its participation in Block CPO-09

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that on February 5, 2025, it successfully completed the transaction with Repsol Colombia Oil & Gas Limited (“Repsol”) to acquire the remaining 45% of its participation in the CPO-09 Block, for an amount of 452 million USD, making it the holder of 100% of the participation interest in the block, a strategic asset in the Piedemonte Llanero This transaction is the result of the exercise of the right of first refusal by Ecopetrol, within the framework of the Joint Operation Agreement (JOA).

The closing of this transaction occurred after the fulfillment of the following conditions precedent: i) the determination made by the Superintendency of Industry and Commerce of Colombia, stating that the transaction “(…) does not generate an undue restriction of competition so it does not merit objection or conditioning” (…)”, thus ending the administrative pre-evaluation process; and ii) the execution of the corresponding amendment to the Hydrocarbon Exploration and Production Contract CPO-09 on February 5, 2025, by the National Hydrocarbons Agency, Repsol and Ecopetrol, which formalized the transfer of the 45% of the participation interest that Repsol had in that agreement in favor of Ecopetrol.

The CPO-09 block is located in the department of Meta, Colombia, in the municipalities of Villavicencio, Acacias, Guamal, Castilla la Nueva, San Martín, Lejanias, El Dorado, El Castillo and Granada.

This transaction strengthens Ecopetrol's position in the exploration and production of hydrocarbons in the Llanos Orientales basin and consolidates its presence in the region, as the operator of the Akacias, Chichimene, Castilla, Apiay, Suria, Libertad - Reforma, Pachaquiaro, Caño Sur fields, among others. Likewise, it reaffirms its commitment to the country's energy future, highlighting the importance of hydrocarbons as a key resource for the development of energy transition projects, ensuring the country's energy sustainability.

Bogota D.C., February 5, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co